UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             CRA Managed Care, Inc.
                                (Name of Issuer)

                      Common Stock, .01 par value per share
                         (Title of Class of Securities)

                                    126172105
                                 (CUSIP Number)


                              W. Brett Davis, Esq.

 Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110
                                 (617) 951-6600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 January 8, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                  SCHEDULE 13D

CUSIP No. 126172105                                  Page   2   of   7    Pages
          ---------                                     -----    ------

1. NAME OF REPORTING PERSON - Arlene Osoff as Trustee of The Silverman 1996 Grantor Retained Annuity Trust, The Michael E. Silverman 1995 Irrevocable Trust and The Susan E. Bender 1995 Irrevocable Trust

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                             (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     Not Applicable.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                        [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

                                            7.    SOLE VOTING POWER
                                                       647,000
NUMBER OF
SHARES                                      8.    SHARED VOTING POWER
BENEFICIALLY                                                 0
OWNED BY
EACH                                        9.    SOLE DISPOSITIVE POWER
REPORTING                                              600,000
PERSON WITH
                                           10.    SHARED DISPOSITIVE POWER
                                                        47,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         647,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                   [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.78%

14.  TYPE OF REPORTING PERSON

     IN

Item 1.     Security and Issuer.
     The name of the issuer is CRA Managed Care, Inc. (the "Issuer"). The Issuer is organized under the laws of Massachusetts and its principal executive offices are located at 312 Union Wharf, Boston, MA 02109. The equity securities to which this statement relates are shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.     Identity and Background.
     (a) On January 8, 1996 Lois E. Silverman transferred 600,000 shares of Common Stock to Arlene Osoff as Trustee of the Silverman 1996 Grantor Retained Annuity Trust (the "Reporting Person").
     (b) The address for the principal office and the principal business of the Reporting Person is c/o Jansson, 411 Waverly Oak Road, Waltham, MA 02154.
     (c) The principal occupation of the Reporting Person is Chief Executive Officer of Jansson, a Stationery Printing Company.
     (d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). This information is true to the best knowledge of the Reporting Person.
     (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a finding that she violated any federal or state securities laws, or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to any federal or state securities laws on finding any violation with respect to such laws. This information is true to the best knowledge of the Reporting Person.
     (f) The citizenship of the Reporting Person is the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
     Not Applicable.

Item 4.     Purpose of Transaction.
     (a) The transfer of stock was done solely for estate planning purposes. The Reporting Person is required to make payments over a two year period to Lois E. Silverman which may or may not be in the form of Common Stock of the Issuer. On January 8, 1998, the Reporting Person will distribute any remaining shares of Common Stock to certain specified beneficiaries of The Silverman 1996 Grantor Retained Annuity Trust.
     (b)-(j)        Not Applicable.

Item 5.     Interest in Securities of the Issuer.
     (a) The Reporting Person, as of the date hereof, may, as a result of the Act and the Rules and Regulations promulgated thereunder, be deemed to beneficially own an aggregate of 647,000 shares of Common Stock, representing 8.78% of the outstanding shares of Common Stock of the Company, based upon 7,373,024 shares outstanding according to materials provided by the transfer agent of the Issuer. Of this total number of shares, 600,000 are held as Trustee of The Silverman 1996 Grantor Retained Annuity Trust, 23,500 shares are held as Co-Trustee of The Susan E. Bender 1995 Irrevocable Trust and 23,500 shares are held as Co-Trustee of The Michael E. Silverman 1995 Irrevocable Trust.
     (b) The Reporting Person has the sole power to vote or direct the vote of 647,000 shares of Common Stock and shared power to vote or direct the vote of 0 shares of Common Stock. The Reporting Person has sole power to dispose or direct the disposition of 600,000 shares of Common Stock and shared power to dispose or direct the disposition of 47,000 shares of Common Stock.
     (c)    Not applicable.
     (d)    Not applicable.
     (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person has the sole power to vote or direct the vote of 647,000 shares of Common Stock pursuant to The Silverman 1996 Grantor Retained Annuity Trust dated January 8, 1996, The Michael E. Silverman 1995 Irrevocable Trust dated March 13, 1995 and The Susan E. Bender 1995 Irrevocable Trust dated March 13, 1995 and the sole power to direct the disposition of 600,000 shares of Common Stock pursuant to The Silverman 1996 Grantor Retained Annuity Trust. The Reporting Person shares the power to dispose or direct the disposition of an aggregate of 47,000 shares of Common Stock with the settlor of The Michael E. Silverman 1995 Irrevocable Trust and The Susan E. Bender 1995 Irrevocable Trust pursuant to the applicable trust documents.
     Except as described in the immediately preceding paragraph and Item 4 above, there are no contracts, agreements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, diversion of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.
            Not Applicable.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 29, 1996            /s/ Arlene Osoff
      -------------            ----------------------------
                               Arlene Osoff, as Trustee of The Silverman 1996
                               Grantor Retained Annuity Trust, The Michael E.
                               Silverman 1995 Irrevocable Trust and The Susan E.
                               Bender 1995 Irrevocable Trust